Confidential Treatment
Requested by JPMorgan Chase & Co.

February 14, 2008
Mr. Donald Walker, Senior Assistant Chief Accountant
Ms. Sharon M. Blume, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561

Re:	JPMorgan Chase & Co. Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarter Ended March 31, 2007 File No. 1-5805
Dear Mr. Walker and Ms. Blume:
     JPMorgan Chase & Co. (the “Firm”) hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letter dated January 30, 2008 addressed to Michael J. Cavanagh.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to the provisions of 17 C.F.R. §200.83, of the indicated portions of the letter.
Form 10-K for Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 13- Allowance for Loan Losses, page 113
1.	We have reviewed your response to prior comment one from our letter dated October 19, 2007. We may have further comments on your response pending further discussion.
The Firm appreciated the opportunity on February 8, 2008 to discuss its response in further detail with the Staff and to respond to the Staff’s comments.

Confidential Treatment
Requested by JPMorgan Chase & Co.

Notes 28 — Accounting for Derivative and Hedging Activities, page 131
2.	We have reviewed your response to prior comment four from our letter dated October 19, 2007. Please provide us with the following additional information related to the periods that the shortcut method was used for these types of hedges:
•	Tell us whether the hedge documentation of the hedging unit assesses whether the criteria of paragraph 68 of SFAS 133 are met with respect to the internal or external derivative; and

•	Tell us whether the hedging unit calculates interest expense using the rate on the internal or external swap when using the Shortcut method. Refer to paragraph 119 of SFAS 133.
The Firm’s hedge documentation verified that the criteria of paragraph 68 of SFAS 133 were met with respect to both the internal and external swap. The assessment was performed through a two-step process. In the first step, the hedging unit reviewed the terms of the internal swap to ensure that all of the criteria in paragraph 68 of SFAS 133 were met. In the second step, the hedging unit ensured that the terms of the external swap met all of the criteria in paragraph 68 by ensuring that all terms except the floating rate (as discussed below) of the external swap exactly matched those of the internal swap. The review of the external swap terms included notional, currency, index, maturity date, fixed rate, reset dates, and payment dates. In addition, while the execution times of the two swaps differed, both swaps were always transacted on the same day and each was entered into at current market rates at the time of its respective inception. For the Staff’s information, the internal trading desk and hedging unit closely coordinated the execution of both the internal and external derivatives. As a result, the two trades were always executed within a short period of time of each other on the same trading day. Therefore, although the floating rates of the two swaps differed slightly due to different execution times during the same day, each derivative had a zero fair value at the time of its respective inception.
The hedging unit calculated interest expense using the interest rate on the internal swap when applying the shortcut method. As discussed above, the terms of the internal and external swap exactly matched except for slight differences in the floating rate, which typically averaged [redacted]. The Firm considered this difference to be de minimis. The notional amount of the Firm’s shortcut hedge relationships transacted using an internal trading desk was [redacted]. Considering a [redacted] difference between the internal and external swap floating rate, the annual impact of using the internal swap to calculate interest expense would have been approximately [redacted], which the Firm concluded was de minimis. This difference would have been reflected as a classification difference between the Firm’s Principal transactions revenue and Net Interest Income line items.
During 2006, the Firm chose to discontinue its use of the shortcut method to assess hedge effectiveness.

Confidential Treatment
Requested by JPMorgan Chase & Co.

3.	We have reviewed your response to prior comment five from our letter dated October 19, 2007. Please provide us with the following additional information:
•	You state that you have the right to sell and transfer the gold without any restriction or permission from depositors. Tell us how you account for gold transactions when you sell the gold to other parties;

•	In accordance with your stated business purpose for entering into these transactions, tell us whether you ever lend gold to others and describe the related accounting; and

•	Describe your short positions and the related accounting.

When the Firm sells gold to other counterparties, the carrying value of the inventory is de-recognized from the financial statements, and any difference between the sales price and the carrying value is recognized in earnings.

The Firm does engage in gold lending transactions. These transactions have the same features as the deposits described in the Firm’s response to prior comment five in our letter dated January 3, 2008. The Firm lends a specified amount of gold to a counterparty for a specified period. At maturity, the counterparty returns to the Firm the initial amount of gold borrowed, plus a specified rate of interest that may be paid in cash or in gold depending on the contract terms. No cash is exchanged at inception of the contract. The counterparty has the right to use, sell, or transfer the gold without any restrictions or permission from the Firm. The contract does not require the counterparty to return to the Firm specified gold; rather, the counterparty must return the defined quantity of gold of the specified quality to be delivered in satisfaction of the obligation at the end of the specified period.

Upon lending the gold to a counterparty, the Firm de-recognizes the inventory from the balance sheet and records a hybrid asset comprised of a loan host contract and an embedded gold forward, consistent with the guidance provided in footnote 11 to paragraph B7 of EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease.” The hybrid asset is required to be bifurcated under SFAS 133. The debt host financial instrument is elected for fair value measurement with changes in fair value reflected in current period earnings under SFAS 159. The embedded forward meets the definition of a derivative under SFAS 133 and is carried at fair value with changes in fair value reflected in current period earnings.

The Firm takes short positions using futures, options and forward sale contracts. The futures, options and forwards meet the definition of derivative contracts in SFAS 133 and are recorded at fair value with changes in fair value recognized in current period earnings. The Firm also sells gold from its inventory into the spot physical gold market. In sales transactions in the spot market, the carrying value of the inventory is de-recognized from the financial

Confidential Treatment
Requested by JPMorgan Chase & Co.

statements, and any difference between the sales price and the carrying value is recognized in earnings.
4.	We have reviewed your response to prior comment seven from our letter dated October 19, 2007. Please provide us with sample documentation for your MMDA accounts that documents that the account’s interest rate is explicitly based on LIBOR.
The Firm acknowledges that some of the Firm’s Money Market Deposit Account (“MMDA”) products are based on a prime rate or otherwise are not explicitly based on LIBOR. However, as discussed in the Firm’s response to prior comment seven in our letter dated January 3, 2008, the Firm excludes variable rate MMDA products that do not reprice or rollover based explicitly on LIBOR from its eligible cash flow population, and only includes those MMDA products that are LIBOR rate based (MMDA products that are LIBOR rate based are referred to herein as “Liquid MMDA Products”).
Provided in Appendix A and B are the following documents for the Firm’s Liquid MMDA Products, which show that the Account’s interest rate is explicitly based on LIBOR:
•	The rate description from an excerpt in JPMorgan’s internal marketing material describing certain MMDA products. This material is the basis for the Firm’s discussion of its various MMDA products with clients. As described in these materials, the interest crediting rate for the Liquid MMDA Product is ‘[redacted]’. JPMorgan LIBOR refers to the standard LIBOR rate quoted on JPMorgan’s broker screen.

•	Money Market Deposit Account Implementation form. This form is an operational input instruction document indicating the specific terms of the deposit agreed with the client, including the interest crediting rate. The sample transaction documentation for the Liquid MMDA Product indicates that the interest crediting rate for the Product is [redacted].
For the Staff’s information, the Firm also traced the interest crediting rate from the published LIBOR rates through to the interest actually credited to a Liquid MMDA deposit to confirm that the actual LIBOR rates being applied are consistent with the internal marketing material and Money Market Deposit Account Implementation form discussed above.
5.	We have reviewed your response to prior comment eight from our letter dated October 19, 2007. Please provide us with the following additional information:
•	On page 131 of your 2006 Form 10-K, you disclose that you recognize all amounts associated with the application of hedge accounting that affect earnings consistent with the classification of the hedged item, which is primarily net interest income, Please tell us how your yield tables are impacted (i.e. how allocated among different asset/liability categories presented); and

Confidential Treatment
Requested by JPMorgan Chase & Co.

•	If various product classes are being hedged by one derivative, tell us how you identify forecasted transactions as they are occurring.
The Firm records the results of each hedging derivative in a general ledger income or expense account linked to the balance sheet line item of the hedged item. As a result of the linkage between the income statement accounts and the related balance sheet accounts in the Firm’s accounting systems, the results of the hedging derivative are displayed in the specific asset or liability category of the hedged item in the yield tables. As an example, if the Firm applies fair value hedge accounting to a receive-fixed, pay-floating interest rate swap used as a hedge of fixed-rate long-term debt, the interest expense on the debt as well as the hedge accounting results will be recorded in an Interest expense — long-term debt account in the general ledger. For the Staff’s information, such interest expense amounts related to long-term debt, including the hedge accounting results, are shown in the Interest column in the Long-term Debt row in the following table which appeared in the Firm’s 2006 Form 10-K. (Note: only the liabilities section of the yield table is presented below).
JPMC December 31, 2006 10-K, page 148
Distribution of assets, liabilities, and stockholders’ equity; interest rates and interest differentials (Taxable-equivalent interest rates; in millions, except rates)

			Average
	Average balance	Interest	Rate
Interest-bearing deposits	$452,323	$17,042	3.77%
Federal funds purchased and securities sold under repurchase	183,783	8,187	4.45
Commercial paper	17,710	794	4.49
Other borrowings	102,147	5,105	5.00
Beneficial interests issued by consolidated VIEs	28,652	1,234	4.31
Long-term debt	129,667	5,503	4.24
Total interest-bearing liabilities	914,282	37,865	4.14
Separate hedge relationships are maintained for each type of forecasted cash flow, and therefore the Firm does not use a single derivative to hedge more than one type of forecasted cash flow. The Firm separates forecasted cash flows by frequency of rollover or repricing and by rollover or repricing index and product class. This cash flow segregation results in a single derivative hedging only one product class. In addition, the Firm’s records allow for the tracking of the date that individual cash flows occur. On a monthly basis, the Firm monitors the actual occurrence of forecasted cash flow amounts to ensure that the hedged amounts required actually occurred.
6.	We have reviewed your response to prior comment nine from our letter dated October 19, 2007. Please tell us whether your contemporaneous records also include hedge documentation which clearly describes the way intra-layers

Confidential Treatment
Requested by JPMorgan Chase & Co.

would be unwound in the event of a failed forecasted transaction within the intra-layers.
As discussed in our letter dated January 3, 2008, in the event of a failed forecasted transaction, the Firm believes that it has the contemporaneous records, including the sequence in which the hedging derivatives were designated, that would enable the Firm to determine the appropriate amount of OCI to reclassify into earnings. The contemporaneous records include the date of the derivative designations and de-designations on the SFAS 133 linkage report previously provided to the Staff in our letter dated January 3, 2008, as well as other supporting documentation such as trade tickets and information contained in the Firm’s derivative systems.
The process that the Firm would follow in the event it experienced a failed forecasted transaction for a portion of a cash flow layer is described in the response to comment nine in our letter dated January 3, 2008. The Firm believes that its process for identifying amounts to be reclassified from OCI into earning is systematic and consistent with the nature of the hedging activity involving periodic designations, terminations and subsequent designations of new derivatives. The Firm is not aware of other interpretations or another process that could be employed to facilitate the identification of amounts to be reclassified from OCI into earnings. As a result, the Firm does not consider it necessary to supplement the contemporaneous documentation requirements of SFAS 133 with a description of the requisite process that would be used in the event of a failed forecasted transaction.
7.	We have reviewed your response to prior comment eleven from our letter dated October 19, 2007. We note the quantitative work performed to confirm the validity of the qualitative comparison. Please tell us when these procedures were conducted.
The Firm has performed the qualitative review of the fixed rates since inception of the hedge strategy (April 2006), and would not initiate a hedge relationship if this qualitative review shows more than a de minimis difference in the fixed rates of the hypothetical derivatives. In light of the March 2007 discussion between the four largest accounting firms regarding the Staff’s views surrounding the quantification of de minimis known sources of ineffectiveness, the Firm completed its quantitative analysis in August 20071. That quantitative analysis demonstrated that the initial qualitative assessment was reasonable even in stress scenarios. The Firm’s quantitative analysis covered the period April 2006 to the present and is updated monthly to demonstrate the insignificance of the potential ineffectiveness.

[1]	Discussion regarding white paper entitled “Hedge Accounting when Critical Terms Match” prepared by PwC, E&Y, D&T and KPMG in response to Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments by Timothy S. Kviz, Professional Accounting Fellow, Office of the Chief Accountant.

Confidential Treatment
Requested by JPMorgan Chase & Co.

Form IO-Q for the Fiscal Quarter Ended March 31, 2007
Note 3 — Fair Value Measurement
Transition, page 77
8.	We have reviewed your response to prior comment twelve from our letter dated October 19, 2007 regarding your methodology to determine the fair value of your private equity portfolio. The determination of fair value requires the application of judgment and it is your responsibility to determine that, in the aggregate, the fair value determination arrived at for your private equity portfolio results in a reasonable approximation of fair value. To the extent material, you should consider expanding your discussion of private equity investments in the critical accounting estimates section of MD&A or in your Fair Value Measurements footnote to disclose in more detail the methodologies being used as well as any valuation adjustments taken across your portfolio of private equity investments.
We are currently in the process of drafting the Firm’s disclosures for its 2007 Annual Report and Form 10-K. We will take into account the Staff’s comments as we review our disclosures with a view to their further enhancement.
Form 10-K for Fiscal Year Ended September 30, 2007
Management’s Discussion and Analysis
Consolidated Results of Operations
Total Net Revenue, page 9
9. We note your disclosure on page 10 and similar disclosure in the table footnote at the bottom of page 17, that net interest income rose from the third quarter of 2006 in part due to a shift of interest expense to principal transactions revenue (related to certain IB structured notes to which fair value accounting was elected in connection with the adoption of SFAS 159). In order to allow an investor to fully understand the impact of excluding interest expense related to the IB structured notes from net interest income, please consider disclosing the approximate amount of interest expense that is excluded from the interest income on these notes in your future filings, along with the assumptions used in arriving at this amount.
The Firm’s Investment Bank (IB) segment issues structured notes as part of its derivatives business. The predominant risks of certain structured notes are deemed to be derivative risks, and not debt risks, because the coupon on these notes promises the return based upon a specified underlying index, such as the S&P 500, or other reference, but does not represent a return based on the Firm’s cost of funding. The IB manages the risks of structured notes using derivatives and securities, and uses the net cash obtained from structured note issuances in its trading operations. The structured note issuances are therefore generally not a source of capital-raising for the Firm’s Treasury. Because the predominant risks of these structured notes are derivative risks, they require bifurcation under SFAS 133 if fair value measurement is not elected under SFAS 155 or SFAS 159. Due to the operational burden that would be caused by bifurcation and due to the desire to obtain accounting symmetry between the structured notes and the trading instruments used to manage their economic risks, the

Confidential Treatment
Requested by JPMorgan Chase & Co.

Firm has elected to measure at fair value all structured notes requiring bifurcation under SFAS 133.
At the time of the fair value elections under SFAS 155 and SFAS 159, the Firm considered the most meaningful income statement presentation for those structured notes with embedded derivatives requiring bifurcation under SFAS 133. The Firm considered the predominance of the derivative versus debt characteristics of the product, including the fact that the coupons in the structured notes represent derivative risk and not financing compensation. The Firm also considered the operational burden of imputing a financing component from an instrument in which such a component does not exist, or is not stated. The process to impute such an interest rate in order to reclassify interest expense would, in effect, require the Firm to continue bifurcating structured notes for which the removal of that operational burden was a prime factor in the decision to elect fair value measurement.
Consideration of these factors led the Firm to conclude that separate presentation of interest expense for structured notes elected for fair value measurement that otherwise would require bifurcation under SFAS 133 is not meaningful to investors.
In contrast, the Firm believes that when the predominant risks in a structured note are not those of the embedded derivative, but rather are those of the debt host financial contract, then separate presentation of interest expense is a more meaningful representation of the income statement impact of the instrument. Therefore, the Firm does present interest expense separately for the population of structured notes elected under the Fair Value Option that otherwise would not require bifurcation under SFAS 133. For the Staff’s information, structured notes that fall under this category are likely to contain a stated coupon that resembles that of a debt instrument, eliminating the need to bifurcate and impute an interest rate. For this category of structured notes, the operational burden of presenting interest expense separately is also lower.
The Firm will continue to consider the most meaningful presentation for structured notes as markets evolve. The Firm believes its current presentation of the two categories of structured notes to be useful at the present time.
* * * * *

Confidential Treatment
Requested by JPMorgan Chase & Co.

     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-0906 or Neila B. Radin at 212-270-0938.
Very truly yours,
/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller

Confidential Treatment
Requested by JPMorgan Chase & Co.

Appendix A
[redacted]

Confidential Treatment
Requested by JPMorgan Chase & Co.

Appendix B
[redacted]